Exhibit 4.5

AMENDMENT AND TEMINATION OF

RIGHTS AGREEMENT

THIS AMENDMENT AND TERMINATION OF RIGHTS AGREEMENT (this “Amendment and Termination”) is dated as of July 22, 2005, between Exar Corporation, a Delaware corporation (the “Company”), and EquiServe Trust Company, N.A. (the “Rights Agent”).

WHEREAS, the Company and the Rights Agent are parties to that certain Rights Agreement, dated as of December 15, 1995, as amended May 1, 2000, December 5, 2001 and September 9, 2004 (the “Rights Agreement”).

WHEREAS, the Rights Agent was substituted for the former rights agent, Fleet National Bank f/k/a BankBoston, N.A. on December 5, 2001.

WHEREAS, the Board of Directors has determined to terminate the Rights Agreement and, in furtherance thereof, the Company desires to enter into this Amendment and Termination pursuant to which the Rights Agreement will be amended to provide that (i) the Rights will expire at the close of business (as defined in the Rights Agreement) on July 22, 2005, and (ii) the Rights Agreement will be terminated upon the expiration of the Rights.

WHEREAS, Section 27 of the Rights Agreement provides, among other things, that the Company may supplement or amend the Rights Agreement without the approval of any holders of Right Certificates, any such supplement or amendment to be evidenced by a writing signed by the Company and the Rights Agent, and that, upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of Section 27 of the Rights Agreement, the Rights Agent shall execute such supplement or amendment unless the Rights Agent shall have determined in good faith that such supplement or amendment would adversely affect its interest under the Rights Agreement.

NOW, THEREFORE, on the basis of the foregoing premises, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent hereby agree as follows:

1. Section 7(a) of the Rights Agreement is hereby amended and restated in its entirety to read as follows:

“(a) The registered holder of any Right Certificate may exercise the Rights evidenced thereby (except as otherwise provided herein) in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the Purchase Price for each one one-hundredth of a Preferred Share (or such other number of shares or other securities) as to which the Rights are exercised, at or prior to the earliest of (i) the close of business on July 22, 2005 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 hereof (the “Redemption Date”), or (iii) the time at which such Rights are exchanged as provided in Section 24 hereof.”

2. Upon the expiration of the Rights in accordance with the terms of the Rights Agreement, as amended hereby, the Rights Agreement shall be terminated and of no further force or effect whatsoever without any further action on the part of the Company or the Rights Agent.

3. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Rights Agreement.

4. This Amendment and Termination shall be governed by Sections 26, 27, 29, 30, 31, 32 and 33 of the Rights Agreement as though such sections were set forth herein.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment and Termination to be duly executed as of the day and year first above written.

“COMPANY”	EXAR CORPORATION

	By:	/s/ Ronald W. Guire
Name:
Title:

“RIGHTS AGENT”	EQUISERVE TRUST COMPANY, N.A.

	By:	/s/ Michael J. Connor
	Name:	Michael J. Connor
	Title:	Managing Director